

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Lance F. Tucker
Senior Vice President, Chief Financial Officer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, Kentucky 40299-2367

      Re: Papa John's International, Inc.
              Form 10-K for Fiscal Year Ended December 26, 2010
              Filed on February 22, 2011
              File No. 000-21660

Dear Mr. Tucker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     Lyn Shenk
                     Branch Chief